Mail Stop 4561
Via fax (724) 514-9494

April 30, 2010

Mr. James E. Cashman III
President and CEO
Ansys, Inc.
275 Technology Drive
Canonsburg, PA 15317

      Re: **Ansys, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Filed February 25, 2010
           Form 10-K/A for the Fiscal Year Ended December 31, 2009
           Filed April 29, 2010
           File No. 000-20853

Dear Mr. Cashman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                       Sincerely,

                       Kathleen Collins
                       Accounting Branch Chief